

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2011

Mail Stop 4720

Mr. Scott Durbin
Chief Financial Officer and Secretary
Aastrom Biosciences, Inc.
24 Frank Lloyd Wright Drive, Lobby K
Ann Arbor, Michigan 48105

> **Re: Aastrom Biosciences, Inc.**
> **Preliminary proxy statement**
> **Filed January 31, 2011**
> **File No. 000-22025**

Dear Durbin:

     We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Mitchell S. Bloom, Esquire
    Goodwin Procter LLP
    Exchange Place
    53 State Street
    Boston, Massachusetts 02109